UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Keith Companies, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

487539108 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP NO. 487539108

1)	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wells Fargo & Company Tax Identification No. 41-0449260
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 569,040 (6) SHARED VOTING POWER 0 (7) SOLE DISPOSITIVE POWER 0 (8) SHARED DISPOSITIVE POWER 0

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 569,040
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.2%
12)	TYPE OF REPORTING PERSON HC

13G

CUSIP NO. 487539108

1)	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wells Fargo Bank, National Association Tax Identification No. 94-1347393
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 569,040 (6) SHARED VOTING POWER 0 (7) SOLE DISPOSITIVE POWER 0 (8) SHARED DISPOSITIVE POWER 0

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 569,040
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.2%
12)	TYPE OF REPORTING PERSON BK

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

DISCLAIMER: Information in this Schedule 13G is provided solely for the purpose of complying with Sections 13(d) and 13(g) of the Act and regulations promulgated thereunder, and is not to be construed as an admission that Wells Fargo & Company or any of its subsidiaries is the beneficial owner of the securities covered by this Schedule 13G for any purpose whatsoever.

Item 1	(a)	Name of Issuer:

Keith Companies, Inc.

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

19 Technology Drive
Irvine, CA 92618

Item 2	(a)	Name of Person Filing:

1. Wells Fargo & Company

2. Wells Fargo Bank, National Association

Item 2	(b)	Address of Principal Business Office or, if None, Residence:

1. Wells Fargo & Company
420 Montgomery Street
San Francisco, CA 94104

2. Wells Fargo Bank, National Association
101 North Phillips Street
Sioux Falls, SD 57104

Item 2	(c)	Citizenship:

1. Wells Fargo & Company: Delaware

2. Wells Fargo Bank, National Association: United States

Item 2	(d)	Title of Class of Securities:

Common Stock, $0.001 par value

Item 2	(e)	CUSIP Number:

487539108

Item 3	The person filing is a:

1. Wells Fargo & Company: Parent Holding Company in accordance with 240.13d-1(b)(1)(ii)(G)

2. Wells Fargo Bank, National Association: Bank as defined in Section 3(a)(6) of the Act

Item 4	Ownership:

See Items 5-11 of each cover page. Information as of December 31, 2004.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be beneficial owners of more than five percent of the class of securities, check the following ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

See Attachment A.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: January 31, 2005

WELLS FARGO & COMPANY

By:	/s/ Laurel A. Holschuh
Laurel A. Holschuh, Senior Vice President and Secretary

ATTACHMENT A

The Schedule 13G to which this attachment is appended is filed by Wells Fargo & Company on behalf of the following subsidiaries:

Wells Fargo Bank, National Association (1)

(1)	Classified as a bank in accordance with Regulation 13d-1(b)(1)(ii)(B).